[Letterhead]

October 11, 2006

VIA EDGAR
Securities and Exchange Commission Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549

RE:	Auto Underwriters of America, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2005
Form 10-QSB for the Fiscal Quarters Ended December 31, 2005 and September 30, 2005
File No. 0-11582

Ladies and Gentlemen:

Filed on behalf of Auto Underwriters of America, Inc. (the “Company” or “Auto Underwriters”), this letter is submitted in response to the Staff’s written comments of April 4, 2006. This letter describes Auto Underwriters’ response to each comment. In addition, please refer to Attachment 1 to this letter concerning certain representations by Auto Underwriters.

Comment No. 1

Item 8a. Controls and Procedures, page 19

Please be advised that Auto Underwriters undertakes that in future filings it will disclose its officers’ conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the report.

Comment No. 2

Statement of Cash Flows, F-5

Auto Underwriters originates consumer installment loans through the purchase of qualified contracts from independent and franchise automobile dealers in several states and through the sale of vehicles at its retail sales lots in Houston, Texas. Each time the Company originates a consumer installment loan, it does so with the intent and expectation that it will

Securities and Exchange Commission
October 11, 2006

service these loans until they are paid off or foreclosed on in the case of a default (at which time the Company repossesses the vehicle and attempts to maximize the amount of recovery on each defaulted loan).

The Company capitalizes its operations through borrowings from its revolving line of credit with third party lenders using its installment loans as collateral and through various offerings of secured and unsecured notes as well as the sale of its equity securities. The Company attempts to balance its origination volume to match its available capitalization from these two sources so that the Company maximizes its portfolio growth and achieves a stable flow of cash. By managing its business in this manner, the Company has determined that it can conclude that it has both the intent and ability to hold the installment loans for the foreseeable future or until payoff when they are originated (as contemplated by paragraph .08 of SOP 09-6).

During the Company’s fiscal year ended 2005 and first quarter of fiscal 2006, the Company experienced several unanticipated delays in funding from its offerings of notes and a funding slowdown from its revolving line of credit. The slowdown from the revolving line of credit was due to the lender’s temporary inability to increase the Company’s credit facility because of internal concentration issues which have since been remedied. During the funding slowdown period, the Company elected to meet its cash commitments through the sale of some of its installment loans. The unanticipated delays in the Company’s offerings were also remedied in October 2005 and there have been no further sales of installment loans since then, nor does the Company expect any sales in the foreseeable future.

Comment No. 3

Note J-Related Party Transactions, Page F-11

The Company has relied on ARB 43 as the basis for excluding the inventory provided by this related party pursuant to the informal floor plan arrangement from its inventory. This conclusion is predicated on the precept that items held on consignment (when an entity is the consignee) should be excluded from inventories. Under the terms of the informal floor plan arrangement, the Company has the option, but not the obligation to purchase a vehicle at a cost of $500 per unit. Likewise, the related party can at his discretion remove any vehicle that has been provided under the informal floor plan arrangement.

The Company purchases inventory from this related party once it has negotiated a sale with a prospective buyer. It is at this point, when the Company has concluded a transaction acting in the capacity of a principal, that the Company has determined the risks and rewards of ownership have been transferred to it. At the conclusion of the sale, the buyer has no recourse against the related party (and is in fact unaware of his identity) for any issues relating to the vehicle purchased. Similarly, the Company has no recourse against the related party for any payment issues relating to the buyer (i.e., in the event the buyer were to default on the installment loan originated at the time of purchase).

Securities and Exchange Commission
October 11, 2006

Thank you for your assistance. Please do not hesitate to contact the undersigned at your earliest convenience if you have any further questions or comments.

Very truly yours,

Auto Underwriters of America, Inc.

/s/ Dean Antonis
Dean Antonis President and Treasurer

ATTACHMENT NO. 1

In connection with responding to the Staff’s written comments, Auto Underwriters acknowledges that:

1.	Auto Underwriters is responsible for the adequacy and accuracy of the disclosure in its filings;
2.
Staff comments or changes to disclosure in response to staff comments on Auto Underwriters’ filings reviewed by the staff do not foreclose the Commission from taking any action with respect to Auto Underwriters’ filings; and

3.	Auto Underwriters may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Auto Underwriters of America, Inc.

By: /s/ Dean Antonis
Dean Antonis President and Treasurer